UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2013
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of a press release of Ship Finance International Limited (the "Company"), dated July 1, 2013, announcing that the Company has agreed to acquire the harsh-environment jack-up drilling rig West Linus from a subsidiary of North Atlantic Drilling Limited ("NADL")

This report on Form 6-K, except for the section entitled "Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment," is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-170598) that was filed with the U.S. Securities and Exchange Commission with an effective date of November 15, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: July 3, 2013

	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer
Ship Finance Management AS
(Principal Executive Officer)

Exhibit 1
SFL - Acquisition of drilling rig

Press release from Ship Finance International Limited, July 1, 2013
Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") today announced that the Company has agreed to acquire the harsh-environment jack-up drilling rig West Linus from a subsidiary of North Atlantic Drilling Limited ("NADL"). West Linus is currently under construction at Jurong Shipyard in Singapore with scheduled delivery in December 2013.

The total acquisition cost will be $600 million and the drilling rig will be chartered back to NADL on a bareboat contract for a period in excess of 15 years. NADL has been granted four purchase options, first time after five years and the last at the end of the charter period. Ship Finance will also have an option to sell the rig back to NADL at the end of the charter period. NADL has sub-chartered the rig to ConocoPhillips Skandinavia AS ("ConocoPhillips") for a period of five years with two extension options of two years each. Expected delivery to ConocoPhillips is April 2014 and the rig will be at a mobilization rate from the delivery from the shipyard until commencement of the sub-charter.

$195 million of the purchase price was paid in June 2013, and the remaining $405 million will be paid on delivery from the shipyard in December 2013. The financing package will be $475 million in total, of which $70 million has been funded now, and $405 million will be funded at delivery from the shipyard. The $125 million equity investment has been funded from the Company's recent equity offering.

The bareboat charter rate over the first five years (excluding the four-month mobilization period) will be approximately US$220,000 per day and the average rate for the remaining 10-year lease period will be approximately US$115,000 per day. The transaction will add more than $800 million to our the charter backlog, and the average yearly net cash flow, after interest and loan amortization, is estimated to be approximately $19 million, or $0.20 per share, during the first five years.

NADL is an offshore harsh environment drilling company with focus on the North Atlantic basin. The company has nine drilling units in the fleet, including five semi-submersible, a drillship, and three jack-up rigs. Seadrill Limited (NYSE:SDRL) currently owns 74% of the outstanding shares and the company is listed on the Oslo OTC exchange with a market capitalization of approximately $2 billion.

The bareboat charter includes an interest compensation clause whereby NADL will compensate us for volatility in the interest rate environment, and due to the frontloaded nature of the contract, we will be able to repay the loan amounts quickly. We expect the rig-owning subsidiary to be accounted for as 'Investment in associate' under US GAAP, similar to our three deepwater drilling rigs on charter to Seadrill.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "Ship Finance has in the recent months invested nearly $1 billion in new assets which is a firm commitment to our continued growth strategy. We are very pleased to increase our exposure to the strong offshore industry with a state-of-the-art harsh environment jack-up drilling rig which will be employed on a long-term drilling contract to ConocoPhillips. Our charter backlog and long-term distribution capacity is building in an accretive manner, and there is still good capacity for more investments."

July 1, 2013

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Investor and Analyst Contacts:
Harald Gurvin, Chief Financial Officer, Ship Finance Management AS
+47 23114009
Magnus T. Valeberg, Senior Vice President, Ship Finance Management AS
+47 23114012

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 70 vessels, including 24 crude oil tankers (VLCC and Suezmax), two chemical tankers, 12 drybulk carriers, 19 container vessels (including eight newbuildings), two car carriers, six offshore supply vessels, two jack-up drilling rigs (including one newbuilding), two ultra-deepwater semi-submersible drilling rigs and one ultra-deepwater drillship. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters. More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.